WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM

September 20, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

Re:	Verso Technologies, Inc. Preliminary Proxy Statement on Schedule 14A filed July 26, 2006 File No. 0-22190
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”), we hereby respond to comments of the Staff contained in the letter from Mark P. Shuman to Montgomery L. Bannerman dated September 8, 2006. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s September 8, 2006 comment letter.
Preliminary Proxy Statement on Schedule 14A
Proposal 2, page 22
Purpose of Amendment, page 22
1.	As requested by the Staff, the Company will revise its disclosure to provide the information required by Item 12 of Regulation S-K.

2.	The Company does not believe that the disclosure required by Item 13(a) of Schedule 14A is material for the exercise of prudent judgment with respect to Proposal 2 because the conversion of the outstanding shares of Series C Preferred Stock (regardless of whether such conversion occurs automatically or at the option of the holder thereof) will not have a material impact on the Company’s financial statements, results of operations or any of the other information required by Item 13(a) of Schedule 14A. In fact, the only noteworthy effect of the conversion on the Company’s financial statement is that the conversion of the Series C Preferred Stock will result in a reclassification of the Company’s shareholders’ equity whereby, to the extent of such

Securities and Exchange Commission
September 20, 2006

conversion and the issuance of common stock in connection therewith, the outstanding shares of Preferred Stock Series C shall be eliminated and the number of outstanding shares of common stock and paid-in-capital will be increased. Although the conversion will affect the allocation of the shareholders’ equity, it will not affect the total amount of shareholders’ equity. (The conversion of the Series C Preferred Stock will only effect the Company’s Results of Operations by increasing the number of average weighted shares outstanding, which has the effect of reducing the loss per share.) Based on the foregoing, the Company proposes to include in its proxy statement the following pro forma balance sheet information which gives effect to the conversion of all of the outstanding shares of Series C Preferred Stock as if such conversion had occurred on June 30, 2006 and illustrates the resulting reclassification of the shareholders’ equity.

	(In Thousands)
	As Reported	As Adjusted to	Pro Forma to
	as of	Reflect the	Reflect the
	June 30, 2006	Conversion	Conversion
Shareholders’ equity:
Preferred stock	$2,784	($2,784)	$0
Common stock	360	29	389
Additional paid-in capital	344,795	2,755	347,550
Accumulated deficit	(341,289)		(341,289)
Accumulated other comprehensive (loss) - foreign currency translation	(261)		(261)

Total shareholders’ equity	$6,389	$0	$6,389

The Company believes that the inclusion in the Company’s proxy statement of the table set forth above, without any of the additional financial information required by Item 13(a) of Schedule 14A, will provide the shareholders with all of the material financial information necessary for the exercise of prudent judgment with respect to Proposal 2.
     Any comments or questions regarding this letter should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.

Sincerely,
/s/ Lori A. Gelchion
Lori A. Gelchion

cc:	Anne Nguyen, Esq. Rebekah Toton, Esq.